COMMENTS RECEIVED ON 12/17/2024

FROM KIM McMANUS and JASON FOX

VARIABLE INSURANCE PRODUCTS FUND VI (File Nos. 333-275874 and 811-23919)

Hedged Equity Portfolio

AMENDMENT NO. 1

1.

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff notes that the 3-year estimate on the Investor Class does not match their calculations and asks that we confirm the amount

R:

We have confirmed all calculations and updated accordingly.

2.

“Item 30. Indemnification” (Part C)

C:

The Staff notes that the filing does not include the entirety of the indemnification language contemplated by Rule 484. Since this filing requires acceleration, the filing needs to include the complete language in Rule 484 to be complete.

R:

The registrant will file another pre-effective amendment to the registration statement to update the language in Item 30 as follows (new language underlined):

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant, the Registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

3.

“Financial Statements” (SAI)

C:

The Staff requests we update the seed financial statements to a date within 90 days prior to the filing date and notes that the updated financial statements do not need to be audited.

R:

We will include updated seed financial statements in the next pre-effective amendment filing.